Issuer Free Writing Prospectus

(relating to Preliminary Prospectus Supplement dated

August 9, 2016 and Prospectus dated March 24, 2015)

Filed pursuant to Rule 433

Registration Number 333-202961

General Dynamics Corporation

Pricing Term Sheet

August 9, 2016

$500,000,000 1.875% Notes due 2023

$500,000,000 2.125% Notes due 2026

Issuer:	General Dynamics Corporation (the “Company”)

Guarantors:	American Overseas Marine Company, LLC; Bath Iron Works Corporation; Electric Boat Corporation; General Dynamics Government Systems Corporation; General Dynamics Land Systems Inc.; General Dynamics Ordnance and Tactical Systems, Inc.; General Dynamics-OTS, Inc.; Gulfstream Aerospace Corporation; and National Steel and Shipbuilding Company

Security Type:	Senior Unsecured Notes

Securities:	1.875% Notes due 2023 (the “2023 Notes”) 2.125% Notes due 2026 (the “2026 Notes”)

Principal Amount:	2023 Notes: $500,000,000 2026 Notes: $500,000,000

Maturity:	2023 Notes: August 15, 2023 2026 Notes: August 15, 2026

Coupon:	2023 Notes: 1.875% 2026 Notes: 2.125%

Price to Public:	2023 Notes: 99.316% 2026 Notes: 98.956%

Use of Proceeds	The Company anticipates using the net proceeds of the offering for general corporate purposes, including the possible repurchase of shares of its common stock.

Yield to Maturity:	2023 Notes: 1.980% 2026 Notes: 2.242%

Spread to Benchmark Treasury:	2023 Notes: +60 bps 2026 Notes: +70 bps

Benchmark Treasury:	2023 Notes: 1.250% due July 31, 2023 2026 Notes: 1.625% due May 15, 2026

Benchmark Treasury Price / Yield:	2023 Notes: 99-04+/ 1.380% 2026 Notes: 100-24/ 1.542%

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2017

Make-Whole Call:	2023 Notes: 10 bps 2026 Notes: 12.5 bps

Par Call:	2023 Notes: On or after June 15, 2023 (two months prior to the maturity date) 2026 Notes: On or after May 15, 2026 (three months prior to the maturity date)

Trade Date:	August 9, 2016

Expected Settlement Date:	August 12, 2016 (T+3)

Denominations:	$2,000 x $1,000

CUSIP / ISIN:	2023 Notes: 369550AW8 / US369550AW88 2026 Notes: 369550AX6 / US369550AX61

Joint Book-Running Managers:	J.P. Morgan Securities LLC Lloyds Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers:	BBVA Securities Inc. RBC Capital Markets, LLC Wells Fargo Securities, LLC

Co-Managers:	Credit Suisse Securities (USA) LLC Drexel Hamilton, LLC Mizuho Securities USA Inc. MUFG Securities Americas Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, J.P. Morgan Securities LLC collect at 212-834-4533, Lloyds Securities Inc. collect at 212-930-5000 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by General Dynamics Corporation on August 9, 2016 relating to their Prospectus dated March 24, 2015.